

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Jason A. Amello
Chief Financial Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

Re: Akebia Therapeutics, Inc.
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.2 - Waiver and First Amendment to Loan Security and Security Agreement, dated as of July 31, 2019, by and between Keryx Biopharmaceuticals, Inc. and Silicon Valley Bank
Exhibit No. 10.3 - Security Agreement, dated as of August 7, 2019, by and between Akebia Therapeutics, Inc. and Silicon Valley Bank
Filed November 12, 2019
File No. 001-36352

Dear Mr. Amello:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance